UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: August 24, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	IR INTERNATIONAL CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

Camtek Announces Appointment of Roy Porat as Chief Executive Officer
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MIGDAL HAEMEK, Israel – August 24, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek” or the “Company”), announced today the approval of changes in senior management. Mr. Roy Porat, who has been with the Company since 2001, serving in various positions in the United States and Asia, and for the past two years as General Manager of the Company, is to succeed Mr. Rafi Amit as the Company's Chief Executive Officer.

Mr. Amit will become Active Chairman of the Board of Directors. Mr. Yotam Stern, who has been Chairman of the Board, will step down from this position and will remain a member of the Board.

Mr. Amit, in his new position, will decrease his scope of work for the Company from 100% to 75% of his time. The scope and level of Mr. Amit's responsibilities in his position as Active Chairman shall be set by the Company's Board of Directors but in general will include responsibility over strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company.

Mr. Amit commented on Mr. Porat’s appointment: "Since joining the Company ten years ago, Roy has accumulated a very extensive knowledge and expertise in all areas of Camtek's business; and during his various positions in the Company he has demonstrated a strong vision and leadership that make him ideally suited to the position of Chief Executive Officer. Roy Porat has my unequivocal support as well as that of the entire Board of Directors, and we wish him and the Company every success in the future."

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.